Exhibit 1.01

Conflict Mineral Form SD

ZELTIQ Aesthetics, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of ZELTIQ Aesthetics, Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2015 to December 31, 2015.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in the Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries,” for the purposes of the Rule and the Report, are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in the Report, certain of the Company’s operations manufacture, or contract to manufacture, products that contain Conflict Minerals that are necessary to the functionality or production of those products (the “Necessary Conflict Minerals”). As discussed below, following the performance of a reasonable country-of-origin inquiry (“RCOI”) and due diligence on the source and chain of custody of the Necessary Conflict Minerals, the Company has reasonably concluded that is unable to determine whether, with respect to any of its Covered Products (as defined below), Necessary Conflict Minerals were used, directly or indirectly, to finance or benefit armed groups in the Covered Countries and that, therefore, such Covered Products are “DRC Conflict Undeterminable.”

Description of the Company’s Products Covered by the Report

The Company is a medical technology company focused on developing and commercializing products utilizing its proprietary controlled cooling technology platform. The Company’s first commercial product, the CoolSculpting system, is designed to selectively reduce stubborn fat bulges. The Company generates revenue from sales of the CoolSculpting system, including the CoolSculpting control unit, CoolSculpting applicators, and related consumables, such as the CoolSculpting procedure packs (which contain CoolCards) needed to perform procedures.

The Report relates to products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2015.

These products, which are referred to in the Report collectively as the “Covered Products,” are the following: the CoolSculpting control unit (the base of the CoolSculpting system), all CoolSculpting applicators, and all CoolCards.

Reasonable Country–of-Origin Inquiry

The Company has conducted a good faith reasonable country-of-origin inquiry regarding the Necessary Conflict Minerals. This good faith RCOI was reasonably designed to determine whether any of the Necessary Conflict Minerals originated in the Covered Countries and whether any of the Necessary Conflict Minerals may be from recycled or scrap sources. The Company’s RCOI comprises the conduct described under the caption “Description of Due Diligence Measures — Identify and Assess Risk in the Supply Chain” below. Because, as a result of the RCOI, the Company was unable to determine the countries of origin of all of the Necessary Conflict Minerals in its supply chain, the Company also performed due diligence on the source and chain of custody of the Necessary Conflict Minerals.

The Company’s Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Necessary Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Necessary Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited. Accordingly, the Company can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the Necessary Conflict Minerals in the Covered Products.

Design of Due Diligence

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company.

Description of Due Diligence Measures

The Company’s due diligence measures performed with respect to Covered Products the manufacture of which was completed during 2015 included the following:

Establish Strong Company Management Systems

•	Conflict Minerals Policy. The Company has a policy relating to Conflict Minerals (the “Company Policy”). The Company Policy states in part that the Company supports the Dodd-Frank Act’s goal of preventing armed groups in the Covered Countries from benefiting from the sourcing of Conflict Minerals in that region. The Company Policy also provides that the Company’s goal is to source products from suppliers that share its values with regard to human rights, ethics, and social and environmental responsibility. In the Company Policy, the Company has established certain standards and expectations for its suppliers designed to further its commitment to this goal. The Company Policy can be found at http://investor.coolsculpting.com/corporate-governance.cfm.

•	Conflict Minerals Team. The Company has an established Conflict Minerals management team, consisting of the Vice President of Operations, the Director of Purchasing, the Senior Buyer, the Senior Vice President, General Counsel and Corporate Secretary, the Corporate Counsels, and the Staff Counsel to oversee its due diligence efforts and consider and address potential risks within its supply chain. The Conflict Minerals management team had periodic meetings and communications about the process used to collect data and to review and analyze the collected data. The team periodically communicates the status of its efforts to senior management.

•	System of Controls and Transparency. The management team collectively devised a Conflict Minerals plan for internal information management and supplier engagement as well as the Company Policy. The system is designed to collect and retain the information necessary to support the Company’s Conflict Minerals inquiry and reporting.

•	Strengthen Engagement with Suppliers. The Company enhanced its engagement with suppliers of those products that had been identified as containing Necessary Conflict Minerals principally by communicating to those suppliers information and guidance regarding the Company’s requirements under the SEC’s Conflict Minerals regulations as well as the standards and expectations set forth in the Company Policy.

•	Grievance Mechanism. The Company has an established Whistleblower Hotline. Customers, employees or other interested parties are able to use the Hotline to provide anonymous information about the Company, including grievances or other information related to Conflict Minerals.

Identify and Assess Risk in the Supply Chain

•	Identification of Relevant Suppliers. To identify relevant suppliers, the Company’s Directors of Purchasing and Manufacturing reviewed the bill of materials for any items that contained metals and compiled a list of all suppliers of metals for products the manufacture of which was completed in 2015. This list was validated by the Vice President of Operations. The Company identified 65 suppliers that provided products containing any type of metal used in products the manufacture of which was completed in 2015. Consistent with the plan, the Company surveyed all of these suppliers, sending to each a letter informing the supplier of the Company’s requirements under the Conflict Minerals regulations and requesting that the supplier identify all products it provided to the Company that included tin, tungsten, tantalum, and/or gold.

•	Identification of Smelters and Refiners in the Supply Chain. The Company asked these first-tier suppliers to identify the countries of origin of the Necessary Conflict Minerals, including mine location, as well as all smelters or refiners in their supply chains that process or supply these materials and whether these materials came from recycled or scrap sources. If any of the first-tier suppliers were unable to provide this information, the Company requested that they ask their sub-suppliers for this information in turn so as to eventually identify the countries of origin, mine location and smelters and refiners in the supply chains. In conducting its RCOI and supply chain due diligence, the Company leveraged the Conflict Minerals Reporting Template (“CMRT”) available through the Conflict-Free Sourcing Initiative (“CFSI”) (also commonly referred to as the EICC-GeSI reporting template) and also referred suppliers to other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”). The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. The Company requested that suppliers provide information on a product-level basis. However, some of the suppliers identified smelters or refiners on a division- or company-wide basis, and, as a result, not all smelters or refiners identified by those suppliers were necessarily used to process Necessary Conflict Minerals in the specific products supplied to the Company. Additionally, as part of the Company’s outreach to suppliers, it has encouraged them to provide all information relevant to the Conflict Minerals process.

•	Assessment of Risk. All suppliers have responded to this year’s survey, and the majority responded in the Company’s requested time frame. The Company tracks all of its communications and continues to follow up with suppliers for clarification or supplemental information. The Company reviewed the CMRTs and other information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies, as well as to determine, to the extent available, the country of origin of the Conflict Minerals. The Conflict Minerals management team discussed any issues that were identified in the responses and additional follow-up was done with suppliers as necessary. The Company also had discussions with some of the suppliers to better understand the steps being taken to obtain the information. When information provided by suppliers appeared to be incomplete, or potentially incorrect, the Company made further inquiry to better understand the underlying facts or requested supplemental information. The Company continues to follow up with suppliers and to provide supplier education and feedback as appropriate.

Additionally, key members of the various departments within the Company sit on the Disclosure Committee, which meets quarterly to discuss potential risks and disclosures, including those regarding risks related to Conflict Minerals. The members of the Committee, in turn, relay the issues to others within their respective departments to solicit any additional relevant information.

Design and Implement a Strategy to Respond to Identified Risks

To the extent that the Company was able to identify smelters and refiners that might be in the Company’s supply chain based on data provided by its suppliers, the Company took steps to assess the smelter’s or refiner’s due diligence to the extent practicable. In particular, the Company examined the information provided in the CMRT to determine if the smelter or refiner had been validated under the CFSP as “conflict free.” The CFSP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the CFSP’s assessment protocols to assure sourcing of only conflict-free materials. The Company is still in the process of analyzing the responsiveness and reliability of many of its suppliers’ responses, in addition to identifying relevant smelters and refiners.

Of the smelters or refiners that have been identified as potentially applicable, some have not been identified as validated under the CFSP. The Company has encouraged all suppliers sourcing from those smelters or refiners to source from validated smelters or refiners. The Company evaluates its relationships with its suppliers on an ongoing basis, and one factor that it takes into account is the extent to which it believes that a supplier has failed to reasonably comply with the Company’s Conflict Minerals Policy. If the Company determines that a supplier’s efforts are deficient, it reserves the right to re-evaluate the supplier relationship and to take any appropriate action, including terminating its relationship with the supplier. In selecting suppliers, the Company also takes into account a company’s willingness to comply with the Company Policy. The Company’s risk management strategy also includes , to the extent practicable, the steps discussed under the caption “Future Due Diligence and Risk Mitigation.”

The Conflict Minerals management team updated senior management of its risk assessment findings as appropriate.

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied on information collected and provided by independent third-party audit programs, such as the CFSP.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted the Report on its website.

Conclusions

Identified Smelters and Refiners. While some of the Company’s suppliers provided information for the particular products they supply to the Company, several of the suppliers provided this information on a division- or company-wide basis. When the supplier provided product-level information or what reasonably appeared to be product-level information, the Company has listed below the smelters or refiners identified by the supplier. However, when the supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify with any reasonable level of confidence the particular smelter or refiner that processed the Necessary Conflict Minerals contained in the particular type of component in the Covered Products, and thus did not include the smelters or refiners below. Based on the information that was provided by the Company’s suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Necessary Conflict Minerals contained in the Covered Products included the following smelters and refiners: CV United Smelting, Malaysia Smelting Corporation, Metalor Technologies SA, Minsur, PT Bangka Kudai Tin, PT Timah Persero Tbk Kundar, PT Refined Bangka Tin, PT Stanindo Inti Perkasa, Thaisarco, Saratokskoe predpriyatie Promelectronika, and SKAT. All of these smelters and refiners have been certified conflict-free by the CFSP except for SKAT and Saratokoe predpriyati Promelectronika, for which certifications could not be determined.

Identified Countries of Origin. As noted above, when the supplier provided product-level information or what reasonably appeared to be product-level information, the Company has listed below the countries of origin of the Necessary Conflict Minerals identified by the supplier. However, when the supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify with any reasonable level of confidence the particular countries of origin of the Necessary Conflict Minerals contained in the particular types of component in the Covered Products, and thus did not include the country of origin below. Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information, with respect to the Covered Products to determine the country of origin of all of the Necessary Conflict Minerals in the Covered Products; however, based on the information that has been obtained, the Company reasonably believes that the countries of origin of the Conflict Minerals include the countries listed below: Indonesia, Malaysia, Peru, Russia, Switzerland and Thailand.

Efforts to Identify Mine of Origin. The Company has undertaken the following efforts to identify the specific mine or location of origin of the Necessary Conflict Minerals within the above-referenced countries of origin: the Company has undertaken the RCOI and due diligence process described above and continues to follow up with its suppliers to gather additional details and information.

DRC Conflict Undeterminable. After performing the due diligence described above, the Company was unable to determine whether or not any of the Covered Products qualifies as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule. Under SEC guidance, an Independent Private Sector Audit is not required be performed with respect to the Report.

Future Due Diligence and Risk Mitigation. The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Necessary Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries. The Company intends to continue to engage with suppliers to obtain current, accurate, and complete information about the supply chain, to continue to request that suppliers complete their CMRTs by providing product- or component-specific information, to continue to encourage suppliers to implement responsible sourcing and to continue to request that they encourage their smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in the Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in the Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “evaluates,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.